June 18, 2025

Brian J. Riley
Chief Financial Officer
Global Indemnity Group, LLC
112 S. French Street, Suite 105
Wilmington, DE 19801

        Re: Global Indemnity Group, LLC
            Registration Statement on Form S-3
            Filed June 11, 2025
            File No. 333-287946
Dear Brian J. Riley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Dwight S. Yoo, Esq.